424(b)(3)
                                                                 No. 33-90998-01
                           CNL INCOME FUND XVII, LTD.
                                       AND
                           CNL INCOME FUND XVIII, LTD.


      This Supplement is part of, and should be read in conjunction with, the Prospectus dated August 11, 1995 and the Prospectus Supplement dated March 20, 1997. This Supplement replaces the Supplement dated April 2, 1997. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

      All subscriptions are for the purchase of Units of CNL Income Fund XVIII, Ltd. ("CNL XVIII"). Offers are no longer being made nor are the General Partners accepting subscriptions for CNL XVII. THE ACQUISITION OF UNITS OF ONE PARTNERSHIP WILL NOT ENTITLE THE INVESTOR TO ANY OWNERSHIP INTEREST IN THE OTHER PARTNERSHIP OR ITS PROPERTIES.

      Information as to proposed properties for which CNL XVIII has received initial commitments and as to the number and types of Properties acquired by CNL XVIII is presented as of April 2, 1997, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which CNL XVIII receives initial commitments, as well as property acquisitions that occur after April 2, 1997, will be reported in a subsequent Supplement.


                                  THE OFFERING

SUBSCRIPTION PROCEDURES

      As of April 2, 1997, CNL XVIII had received total subscription proceeds of $17,224,879 (1,722,488 Units) from 796 Limited Partners. As of April 2, 1997, CNL XVIII had invested or committed for investment approximately $11,300,000 of such proceeds in nine Properties and to pay Acquisition Fees and miscellaneous Acquisition Expenses, leaving approximately $3,700,000 in offering proceeds available for investment in Properties. As of April 2, 1997, CNL XVIII had incurred $396,138 in Acquisition Fees to an Affiliate of the General Partners.


                                    BUSINESS

PROPERTY ACQUISITIONS

      Between March 7, 1997 and April 2, 1997, CNL XVIII acquired two Properties, including one Property consisting of land and building and one Property consisting of building only. The Properties are a Golden Corral Property (in Stow, Ohio) and a Black-eyed Pea Property (in Atlanta, Georgia). For information regarding the seven Properties acquired by CNL XVIII prior to March 7, 1997, see the Prospectus Supplement dated March 20, 1997.

      In connection with the purchase of each of these two Properties, CNL XVIII, as lessor, entered into a long-term lease agreement with an unaffiliated lessee. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business - Description of Leases." In connection with the acquisition of the Black-eyed Pea Property, which is building only, CNL XVIII has also entered into a landlord estoppel agreement with the landlord of the land and collateral assignment of the ground lease with the lessee in order to provide CNL XVIII with certain rights with respect to the land on which the building is located.




April 8, 1997                                   Prospectus Dated August 11, 1995

      The following table sets forth the location of the two Properties, including one Property consisting of land and building and one Property consisting of building only, acquired by CNL XVIII, from March 7, 1997 through April 2, 1997, a description of the competition, and a summary of the principal terms of the acquisition and lease of each Property.

                    PROPERTY ACQUISITIONS
           From March 7, 1997 through April 2, 1997

                                                                                    Lease Expira-
                                                  Purchase             Date            tion and              Minimum
Property Location and Competition                 Price (1)         Acquired      Renewal Options         Annual Rent (2)
Black-eyed Pea (3)                                $617,610          03/26/97      04/2023                 $69,347; increases to
(the "Atlanta Property")                                                                                  $73,700 during the
Existing restaurant                                                                                       eleventh through
                                                                                                          twentieth lease years
The Atlanta Property is located along the                                                                 and $76,051 during
east side of Peachtree Road, north of 28th                                                                the twenty-first
Street Northwest, in Atlanta, Fulton County,                                                              through twenty-sixth
Georgia, in an area of mixed retail,                                                                      lease years
commercial, and residential development.
Other fast-food and family-style restaurants
located in proximity to the Atlanta Property
include a Miami Subs, a Wendy's, and several
local restaurants.

Golden Corral                                   $1,686,119          04/02/97      04/2017; two five-      $189,688; increases
(the "Stow Property")                                                             year renewal            by 10% after the
Existing restaurant                                                               options                 fifth lease year and
                                                                                                          after every five
The Stow Property is located on the south                                                                 years thereafter
side of Kent Road west of Marsh Road in                                                                   during the lease term
Stow, Summit County, Ohio, in an area of
mixed retail, commercial, and residential
development.  Other fast-food and family-
style restaurants located in proximity to
the Stow Property include an Applebee's, a
Wendy's, a Taco Bell, and a KFC.





                                                                             Option
Property Location and Competition               Percentage Rent           To Purchase
Black-eyed Pea (3)                              None                      at any time
(the "Atlanta Property")                                                  after the
Existing restaurant                                                       fifth lease
                                                                          year
The Atlanta Property is located along the
east side of Peachtree Road, north of 28th
Street Northwest, in Atlanta, Fulton County,
Georgia, in an area of mixed retail,
commercial, and residential development.
Other fast-food and family-style restaurants
located in proximity to the Atlanta Property
include a Miami Subs, a Wendy's, and several
local restaurants.

Golden Corral                                   for each lease year,      at any time
(the "Stow Property")                           (i) 5% of annual          after the
Existing restaurant                             gross sales minus         seventh lease
                                                (ii) the minimum          year
The Stow Property is located on the south       annual rent for such
side of Kent Road west of Marsh Road in         lease year
Stow, Summit County, Ohio, in an area of
mixed retail, commercial, and residential
development.  Other fast-food and family-
style restaurants located in proximity to
the Stow Property include an Applebee's, a
Wendy's, a Taco Bell, and a KFC.



FOOTNOTES:

(1) The estimated federal income tax basis of the depreciable portion (the building portion) of each of the Properties acquired is set forth below:

      Property                Federal Tax Basis

      Atlanta Property        $  650,000
      Stow Property            1,273,000

(2) Minimum annual rent for each of the Properties became payable on the effective date of the lease.

(3) CNL XVIII owns the building only for this Property. CNL XVIII does not own the underlying land; although, CNL XVIII has entered into a landlord estoppel agreement with the landlord of the land and a collateral assignment of the ground lease with the lessee in order to provide CNL XVIII with certain rights with respect to the land on which the building is located.

PENDING INVESTMENTS


      As of April 2, 1997, CNL XVIII had initial commitments to acquire eight properties, consisting of land and building. The acquisition of each of these properties is subject to the fulfillment of certain conditions, including, but not limited to, a satisfactory environmental survey and property appraisal. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by CNL XVIII. If acquired, the leases of all eight of these properties are expected to be entered into on substantially the same terms described in the Prospectus in the section entitled "Business - Description of Leases," except as described below.

      In connection with the On The Border property in San Antonio, Texas, CNL XVIII anticipates owning only the building and not the underlying land. However, CNL XVIII anticipates entering into a tri-party agreement with the lessee and the landlord of the land in order to provide CNL XVIII with certain rights with respect to the land on which the building is located.

      Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.

                             Lease Term and
Property                     Renewal Options         Minimum Annual Rent        Percentage Rent       Option to Purchase
Boston Market           15 years; five five-year   10.38% of CNL XVIII's     for each lease year     at any time after
Charlotte, NC           renewal options            total cost to purchase    after the fifth lease   the fifth lease
Existing restaurant                                the property;             year, (i) 5% of         year
                                                   increases by 10% after    annual gross sales
                                                   the fifth lease year      minus (ii) the
                                                   and after every five      minimum annual rent
                                                   years thereafter          for such lease year
                                                   during the lease term

Boston Market           15 years; five five-year   10.38% of  Total Cost     for each lease year     at any time after
Minnetonka, MN          renewal options            (1); increases by 10%     after the fifth lease   the fifth lease
Restaurant to be                                   after the fifth lease     year, (i) 5% of         year
constructed                                        year and after every      annual gross sales
                                                   five years thereafter     minus (ii) the
                                                   during the lease term     minimum annual rent
                                                                             for such lease year

Boston Market           15 years; five five-year   10.38% of  Total Cost     for each lease year     at any time after
Reno, Nevada            renewal options            (1); increases by 10%     after the fifth lease   the fifth lease
Restaurant to be                                   after the fifth lease     year, (i) 4% of         year
constructed                                        year and after every      annual gross sales
                                                   five years thereafter     minus (ii) the
                                                   during the lease term     minimum annual rent
                                                                             for such lease year

Boston Market           15 years; five five-year   10.38% of Total Cost      for each lease year     at any time after
San Antonio, TX         renewal options            (1); increases by 10%     after the fifth lease   the fifth lease
Restaurant to be                                   after the fifth lease     year, (i) 4% of         year
constructed                                        year and after every      annual gross sales
                                                   five years thereafter     minus (ii) the
                                                   during the lease term     minimum annual rent
                                                                             for such lease year

IHOP                    20 years; three five-      10.125% of CNL XVIII's    for each lease year,    during the eleventh
Santa Rosa, CA          year renewal options       total cost to purchase    (i) 4% of annual        lease year and at
Existing restaurant                                the property;             gross sales minus       the end of the
                                                   increases by 10% after    (ii) the minimum        initial lease term
                                                   the fifth lease year      annual rent for such
                                                   and after every five      lease year
                                                   years thereafter
                                                   during the lease term

Jack in the Box         18 years; four five-year   10.25% of Total Cost      for each lease year,    at any time after
Houston, TX             renewal options            (1); increases by 8%      (i) 5% of annual        the seventh lease
Restaurant to be                                   after the fifth lease     gross sales minus       year (2)
constructed                                        year and after every      (ii) the minimum
                                                   five years thereafter     annual rent for such
                                                   during the lease term     lease year



On The Border (3)       (4); three five-year       13.64% of Total Cost      for each lease year,    at any time after
San Antonio, TX         renewal options            (1); (5)                  (i) 4% of annual        the tenth lease
Restaurant to be                                                             gross sales minus       year
constructed                                                                  (ii) the minimum
                                                                             annual rent for such
                                                                             lease year

Wendy's                 20 years; two five-year    10.25% of Total Cost      for each lease year,    at any time after
Sparta, TN              renewal options            (1)                       (i) 7% of annual        the seventh lease
Restaurant to be                                                             gross sales minus       year
constructed                                                                  (ii) the minimum
                                                                             annual rent for such
                                                                             lease year

FOOTNOTES:

(1) The "Total Cost" is equal to the sum of (i) the purchase price of the property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(2) In the event CNL XVIII purchases the property directly from the lessee, the lessee will have no option to purchase the property.

(3) The Company anticipates owning the building only for this property. CNL XVIII will not own the underlying land; although, CNL XVIII anticipates entering into a tri-party agreement with the lessee and the landlord of the land in order to provide CNL XVIII with certain rights with respect to the land on which the building is located.

(4) The lease term shall expire upon the earlier of (i) the date 15 years from the date of closing, (ii) the expiration of the original term of the ground lease, or (iii) the earlier termination of the ground lease.

(5) Base rent shall increase after every five years during the lease term by the lesser of (i) 10% of the minimum base rent during the preceding year or (ii) 150% of the change in the Consumer Price Index.

                     PRO FORMA ESTIMATE OF TAXABLE INCOME OF
                           CNL INCOME FUND XVIII, LTD.
            GENERATED FROM THE OPERATIONS OF PROPERTIES ACQUIRED FROM
                       MARCH 7, 1997 THROUGH APRIL 2, 1997
                        FOR A 12-MONTH PERIOD (UNAUDITED)


      The following schedule represents pro forma unaudited estimates of taxable income of each Property acquired by CNL XVIII from March 7, 1997 through April 2, 1997, for the 12-month period commencing on the date of the inception of the respective lease on such Property. The schedule should be read in light of the accompanying footnotes.

      These estimates do not purport to present actual or expected operations of CNL XVIII for any period in the future. These estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith. No single lessee or group of affiliated lessees lease Properties with an aggregate purchase price in excess of 20% of the expected total net offering proceeds of CNL XVIII.



                                        Black-eyed Pea          Golden Corral
                                         Atlanta, GA               Stow, OH        Total
Pro Forma Estimate
  of Taxable Income:

Base Rent (1)                               $ 69,347               $189,688        $259,035

Management Fees (2)                             (693)                (1,897)        (2,590)
General and Administrative
  Expenses (3)                                (3,467)                (9,484)       (12,951)
                                             --------               -------        -------

Estimated Cash Available from
  Operations                                  65,187                178,307        243,494

Depreciation Expense (4)                     (16,238)               (31,819)       (48,057)
                                             --------               -------        -------


Pro Forma Estimate of Taxable
  Income of CNL XVIII                       $ 48,949               $146,488       $195,437
                                            ========               ========       ========


                                  See Footnotes



FOOTNOTES:

(1) Base rent does not include percentage rents which become due if specified levels of gross receipts are achieved.

(2) The Properties will be managed pursuant to a management agreement between CNL XVIII and an Affiliate of the General Partners, pursuant to which the Affiliate will receive an annual management fee in an amount equal to one percent of the gross revenues that CNL XVIII earns from its Properties. See "Management Compensation."

(3) Estimated at five percent of gross rental income based on the previous experience of Affiliates of the General Partners with 17 public limited partnerships which own properties similar to that owned by CNL XVIII.

(4) The estimated federal tax basis of the depreciable portion (the building portion) of the Properties has been depreciated on the straight-line method over 40 years.